================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 ---------------
                                    FORM 11-K
                                 ---------------
            ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
            EXCHANGE ACT OF 1934 FOR THE YEAR ENDED DECEMBER 31, 2000
                                 ---------------
                         COMMISSION FILE NUMBER 1-14180
                                 ---------------
                               LORAL SAVINGS PLAN
                                 ---------------
                        LORAL SPACE & COMMUNICATIONS LTD.
                                600 THIRD AVENUE
                            NEW YORK, NEW YORK 10016

================================================================================

                                   SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Savings Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                               LORAL SAVINGS PLAN
                        --------------------------------
                                     (Plan)


                             BY: STEPHEN L. JACKSON
                        --------------------------------
                               Stephen L. Jackson
                                Committee Member

Date: June 28, 2001

                               LORAL SAVINGS PLAN

                                TABLE OF CONTENTS

                                 ---------------

                                                                                     PAGE
                                                                                     ----
Report of Independent Accountants.........................................             2
Financial Statements:
  Statements of Net Assets Available For Benefits as of
     December 31, 2000 and 1999...........................................             3
  Statements of Changes in Net Assets Available For Benefits
     for the years ended December 31, 2000 and 1999.......................             4
Notes to Financial Statements.............................................             5
Supplemental Schedules:
  Schedule of Assets Held for Investment Purposes as of
     December 31, 2000....................................................            10
  Schedule of Non-exempt Transactions for the year ended
     December 31, 2000....................................................            11
Exhibit:
  Consent of Independent Accountants

                         INDEPENDENT ACCOUNTANTS' REPORT

To the Participants and
Plan Administrator of the
Loral Savings Plan

        We have audited the accompanying statements of net assets available for benefits of the Loral Savings Plan (the Plan) as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the years ended December 31, 2000 and 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the years ended December 31, 2000 and 1999, in conformity with accounting principles generally accepted in the United States of America.

        Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of "Assets Held for Investment Purposes" and "Non-Exempt Transactions" are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                                        MOHLER, NIXON & WILLIAMS
                                                        Accountancy Corporation

Campbell, California
June 19, 2001

                               LORAL SAVINGS PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                                 (IN THOUSANDS)

                                                               DECEMBER 31,
                                                      -------------------------------
                                                           2000              1999
                                                      ------------      -------------
Assets:
  Investments, at fair value:
     Participant directed:
       Mutual Funds........................           $    222,570      $     230,819
       Loral Stock Fund....................                 20,895            123,512
       Loans......................                           4,413              5,443
     Non-participant directed:
       Loral Stock Fund....................                  7,825             25,627
       Globalstar Stock Fund...............                    166              2,310
       Associates Stock Fund...............                      -              8,587
       Ford Stock Fund.....................                 18,099             32,826
                                                      ------------      -------------
          Total Investments................                273,968            429,124
                                                      ------------      -------------
  Net assets available for benefits........           $    273,968      $     429,124
                                                      ============      =============



   The accompanying notes are an integral part of these financial statements.

                               LORAL SAVINGS PLAN

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                 (IN THOUSANDS)


                                                       YEARS ENDED
                                                       DECEMBER 31,
                                                -------------------------
                                                   2000            1999
                                                ---------       ---------
Investment (loss) income:
     Net (decrease) increase in fair value
       of investments.......................    $(164,842)    $  52,025
     Interest and dividends ................       15,268        13,727
                                                ---------     ---------
                                                 (149,574)       65,752
                                                ---------     ---------
Contributions:
       Participant .........................       21,740        20,506
       Employer ............................        6,802         7,003
       Rollovers ...........................        1,978         2,252
                                                ---------     ---------
                                                   30,520        29,761
                                                ---------     ---------
Transfer from other plans, net .............           11            23
Benefits paid to participants ..............      (35,990)      (35,884)
Administrative expenses ....................         (123)          (50)
                                                ---------     ---------
Net (decrease) increase in net assets ......     (155,156)       59,602
Net assets available for benefits:
  Beginning of year ........................      429,124       369,522
                                                ---------     ---------
  End of year ..............................    $ 273,968     $ 429,124
                                                =========     =========



   The accompanying notes are an integral part of these financial statements.

                               LORAL SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS

1. PLAN DESCRIPTION

General

        The Loral Savings Plan (the "Plan") was established on April 23, 1996 following the spin-off and formation of Loral Space & Communications Ltd. ("Loral"). It was established for the benefit of employees of certain affiliates of Loral (collectively referred to as the "Employer"), and is sponsored by Space Systems/Loral, Inc. ("SS/L").

        The Plan is a defined contribution plan designed to provide eligible employees with systematic savings and tax-advantaged long-term savings for retirement. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Regular full-time and regular part-time employees are eligible to participate in the Plan as of their date of hire.

        As of December 31, 2000, there were approximately 4,550 participants in the Plan. A complete description of the Plan's provisions is contained in the Plan document.

Non-Participant Directed Investments

        Loral Stock Fund -- Funds are primarily invested in Loral Space & Communications Ltd. Common Stock ("Loral Common Stock"). Assets invested in the Loral Stock Fund are expressed in units of participation rather than shares of Loral Common Stock. Such units represent a proportionate interest in all assets of the Loral Stock Fund, which includes Loral Common Stock and the Fidelity Short Term Interest Fund. A net asset value per unit of participation is determined daily for each outstanding unit of the Loral Stock Fund.

        The Ford Stock Fund is a carry-over fund resulting from the transfer of assets from a prior plan. Contributions and reinvestment of dividends into this fund are not permitted. Dividends received on Ford common stock are invested in the Fidelity Retirement Money Market Fund. Assets invested in the Ford Stock Fund are expressed in units of participation rather than shares of Ford common stock. Such units represent a proportionate interest in all assets of the Ford Stock Fund, which includes Ford common stock and the Fidelity Short Term Interest Fund. A net asset value per unit of participation is determined daily for each outstanding unit of the Ford Stock Fund.

        Associates Stock Fund -- Effective November 15, 2000 the Associates Stock Fund was no longer offered as an investment vehicle, and participants transfered their existing balance from the fund into any other available investment option within the Plan. Prior to November 15, 2000 contributions and reinvestment of dividends into the Associates Stock Fund were not permitted. Dividends received on Associates First Capital Corporation ("Associates") common stock were invested in the Fidelity Retirement Money Market Fund. Assets invested in the Associates Stock Fund are expressed in units of participation rather than shares of Associates common stock. Such units represent a proportionate interest in all assets of the Associates Stock Fund, which includes Associates common stock and the Fidelity Short Term Interest Fund. A net asset value per unit of participation is determined daily for each outstanding unit of the Associates Stock Fund.

        The Globalstar Stock Fund reflects the value of Employer matching contributions since August 1, 1997 for employees of Globalstar L.P. ("Globalstar") only. Assets invested in the fund are expressed in units of participation rather than shares of Globalstar Telecommunications Ltd. common stock. Such units represent a proportionate interest in all assets of the Globalstar Stock Fund, which includes Globalstar common stock and the Fidelity Short Term Interest Fund. Effective February 19, 2001, the Globalstar Stock Fund no longer accepted contributions. Assets invested as of February 19, 2001, are directed by participants to any other available investment option offered by the Plan, except the Loral Stock Fund.

Participant Accounts

        Participants can direct their investments in a number of Mutual Funds and the Loral Stock Fund. A participant's account is credited with the participant's contribution; the Employer's matching contribution and an allocation of Plan earnings or losses, net of certain investment management fees. Allocations are based on a participant's account balance as a percentage of the sum of all participants' account balances.

Vesting and Forfeitures

        Participants are immediately vested in their contributions plus actual earnings thereon. Generally, participants vest 100% in Employer contributions plus actual earnings thereon after completion of five years of service and, thereafter, vest immediately in all future Employer contributions. On termination of service due to death, disability, or retirement, participants become fully vested. Non-vested Employer contributions are forfeited upon termination or withdrawal and are used for certain Plan administrative expenses or to reduce future Employer contributions. Forfeitures for the years ended December 31, 2000 and 1999 were approximately $369,000 and $500,000, respectively.

Contributions

        The Plan has both a Tax-Efficient Savings ("TES") and a Regular Savings feature. Under the Plan, and subject to limits imposed by the Internal Revenue Code ("IRC"), participants, except for Loral Skynet ("Skynet" a division of Loral) participants, may elect a reduction in eligible salary up to 15% with a corresponding TES contribution in the same amount made to the Plan by the Employer on their behalf. Such contributions are excluded from the participant's taxable income. Subject to limits imposed by the IRC, participants may also contribute up to 10% of their base salaries to the Regular Savings feature of the Plan on an after-tax basis. Skynet participants may elect to contribute from 2% to 16% of eligible compensation which can be either on a TES or after-tax basis.

        Participants' contributions are generally matched at a rate of $.60 for each dollar of TES and/or Regular Savings contributions, up to 6% of a participant's base salary, unless the Employer determines to make a different contribution or no contribution. With the exception of Globalstar employees, all Employer matching contributions are generally invested in the Loral Stock Fund. For Globalstar employees, the Employer matching contributions were invested in the Globalstar Stock Fund. Employer matching contributions related to Globalstar employees may be transferred to any of the participant directed funds. All Employer matching contributions remaining in the non-participant directed Loral Stock Fund or the Globalstar Stock Fund are reflected as non-participant directed in the accompanying financial statements. Participants who are 55 years old and have 10 years of service may direct their Employer matching contributions to any available investment option except the Ford Stock Fund, the Associates Stock Fund and the Globalstar Stock Fund. Effective January 1, 2000 for Loral Cyberstar, Inc. and February 1, 2000 for Cyberstar, L.P., subsidiaries of Loral, eligible employees began receiving an Employer contribution of between 1% - 2% of base salary, based upon the employees' years of service. The Employer contribution, which is in addition to any Employer matching contribution, can be directed by participants to any available investment option except the Ford Stock Fund, the Associates Stock Fund, and the Globalstar Stock Fund.

Payment of Benefits

        Upon termination, participants receive the vested portion of their account balance as soon as practicable after termination. Terminated participants who have an account balance in excess of $5,000 may elect to leave their account balance in the Plan or withdraw it at any time up to age 65.

        Assets in a participant's TES account may be withdrawn only for financial hardship before termination of employment or before reaching age 59 and one-half. Financial hardship is determined pursuant to provisions of the IRC. Generally, a 10% penalty will be imposed on certain withdrawals of pre-tax assets made before the participant reaches age 59 and one-half. After age 59-1/2, TES assets may be withdrawn in total or in part at any time.

        Assets in a participant's regular savings account may be withdrawn in total or in part at any time in accordance with the Plan provisions.

        Withdrawals of Employer contributions for active participants are available at the end of the two-year period following the year in which the Employer contributions were made, if they are vested.

Payment of Administrative Expenses

        Most administrative expenses are paid by the Plan. The Plan permits the Employer to use forfeitures from participants' non-vested accounts to pay certain administrative expenses. Expenses not paid by the Plan are the responsibility of the Employer.

Participant Loans

        The Plan permits active participants to borrow from the vested assets in their TES accounts. The minimum loan amount is $1,000. The maximum loan permitted is the lesser of: (1) $50,000 minus the highest outstanding loan balance during the last twelve months, (2) 50% of the vested account balance, or
(3) the assets in the TES Account which are eligible for a loan. The amounts in
(2) and (3) are reduced by any loan balance outstanding. Participants may have only one outstanding loan at a time. No new loans will be made until all outstanding loans are repaid. The interest rate for a loan is the prime rate as defined in the Plan document, and remains the same for the term of the loan. Interest rates for outstanding loans range from 6% to 10-1/2%.

        The term of a loan can be up to five years except for loans to purchase a primary residence, which can have a term of up to 10 years. Loan repayment is made through payroll deductions. Repayment of the entire loan balance is permitted at any time. All loan repayments are allocated to the investment funds elected by a participant for current TES Contributions.


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

        The financial statements of the Plan are prepared under the accrual method of accounting.

Investment Valuation and Income Recognition

        The Plan's investments are stated at fair value.

        Investments in the Loral Stock Fund, the Globalstar Stock Fund, the Associates Stock Fund and the Ford Stock Fund are valued at quoted market prices and represent the net asset value per unit of participation.

        Shares of registered investment company funds are valued at quoted market prices that represent the net asset value of shares held by the Plan at year-end.

        Loans receivable from participants are valued at cost which approximates fair value.

        The Plan presents in the statements of changes in net assets available for benefits, the net increase (decrease) in the fair value of its investments which consists of the realized gains or losses and the unrealized increase (decrease) of those investments.

        Investment transactions are accounted for on a trade date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded when earned.

Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the changes therein, and the disclosure of contingent assets and liabilities. Actual results could differ from estimates.

Risks and Uncertainties

        The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statements of changes in net assets available for benefits.

Financial Instruments

        Fidelity Management Trust Company ("Fidelity") is the Trustee of the Plan and may enter into forward foreign currency contracts to protect securities and related receivables and payables against fluctuations in future foreign currency rates. A forward contract is an agreement to buy or sell currencies of different countries on a specified future date at a specified rate. Risks associated with such contracts include the movement in the value of the foreign currency relative to the U.S. dollar and the ability of the counterparty to perform. The market value of the contract will fluctuate with changes in currency exchange rates.

        Fidelity may invest in futures and option contracts solely for the purpose of managing its exposure to the stock and bond markets and fluctuations in interest rates. The use of futures and option transactions involves the risk of imperfect correlation in movements in the price of futures and option contracts, interest rates and the underlying hedged assets, and the possible inability of counterparties to meet the term of their contracts. When the contract is closed, a realized gain or loss is recorded equal to the difference between the value of the contract at the time it was opened and the value at the time it was closed.

3. INVESTMENTS

        The following presents investments that represent five percent or more of the Plan's net assets as of December 31, 2000 and 1999 (in thousands):

                                                                 2000            1999
                                                           ------------     ------------
Loral Stock Fund*....................................      $     28,720     $    149,139
Fidelity Blue Chip Growth Fund.......................            65,933           80,943
Fidelity Growth & Income Portfolio...................            32,019           37,188
Fidelity Retirement Money Market Portfolio...........            57,756           43,438
Fidelity Managed Income Portfolio II.................            18,225           18,603
Fidelity Magellan....................................            24,322           26,730
Ford Stock Fund......................................            18,099           32,826

----------

* Includes both participant directed and non-participant directed amounts.

        During 2000 and 1999, the Plan's investments, including gains and losses on investments bought and sold, as well as held during each year (decreased) increased in value as follows (in thousands):

                                                                2000            1999
                                                           ------------     ------------
Mutual Funds..........................                     $    (21,808)    $     18,923
Loral Stock Fund......................                         (137,301)          40,258
Globalstar Stock Fund.................                           (2,712)           1,213
Associates Stock Fund.................                            2,411           (4,787)
Ford Stock Fund.......................                           (5,432)          (3,582)
                                                           ------------     ------------
                                                           $   (164,842)    $     52,025
                                                           =============    ============

        Information about the significant components of the changes in net assets relating to the non-participant-directed investments for 2000 and 1999 were (in thousands):

                                                                2000             1999
                                                           ------------     ------------
Contributions........................................      $      6,802     $      7,003
Net depreciation.....................................           (28,999)          (1,006)
Dividends............................................             1,314            1,408
Benefits paid to participants and withdrawals........            (5,513)          (5,933)
Transfers to participant-directed funds..............           (16,842)          (2,537)
Loans................................................               (22)             (41)
                                                           ------------     ------------
                                                           $    (43,260)    $     (1,106)
                                                           ============     ============


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


4. PLAN TERMINATION

        Although the Employer has not expressed an intent to do so, the Employer can discontinue its contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event of a discontinuance and/or termination of the Plan, participants will become 100% vested and the net assets of the Plan will be allocated among the participants and their beneficiaries in accordance with the provisions of ERISA.


5. TAX STATUS

        On December 21, 2000, the Employer filed for a determination from the Internal Revenue Service that the Plan and related trust are designed in accordance with applicable sections of the IRC.

        Based upon present applicable laws and regulations, participants will not be subject to Federal income tax on the TES contributions or Employer contributions made on their behalf or on the earnings credited to their account until such time as they are withdrawn.


6. CONCENTRATION OF CREDIT RISK

        At December 31, 2000 and 1999, approximately 79% and 52%, respectively, of the Plan's assets were invested in Fidelity Funds and 11% and 35%, respectively, in the Loral Stock Fund.


7. RELATED PARTY TRANSACTIONS

        Certain Plan investments are mutual funds managed by affiliates of the Plan trustee, which qualify as party-in-interest transactions. Such transactions are permitted under the provisions of the Plan and are exempt from the prohibition of party-in-interest transactions under ERISA and applicable exemptions promulgated thereunder.

                               LORAL SAVINGS PLAN

                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                             AS OF DECEMBER 31, 2000
                                 (IN THOUSANDS)

          IDENTITY OF ISSUE, BORROWER,      DESCRIPTION OF INVESTMENT INCLUDING MATURITY                                CURRENT
          LESSOR OR SIMILAR PARTY           DATE, RATE OF INTEREST, COLLATERAL, PAR OR MATURITY VALUE       COST          VALUE
  (a)               (b)                                             (c)                                      (d)           (e)
-------   ----------------------------      ---------------------------------------------------------    -----------    --------
 *        Loral Stock Fund                  Common Stock (12,821,225 shares)                             $   116,810    $ 28,720
          Ford Stock Fund                   Common Stock (2,256,769 shares)                                    7,967      18,099
 *        Globalstar Stock Fund             Common Stock (267,991 shares)                                      1,637         166
 *        Fidelity Management Trust
            Company                         Blue Chip Growth Fund                                                         65,933
                                            Growth & Income Fund                                                          32,019
                                            Asset Manager                                                                  5,748
                                            Magellan Fund                                                                 24,322
                                            Overseas Fund                                                                  5,783
                                            Retirement Money Market Portfolio                                             57,755
                                            Intermediate Bond Fund                                                         3,711
                                            Managed Income Portfolio II                                                   18,225
                                            Puritan Fund                                                                     433
                                            Spartan U.S. Equity Index                                                      3,830

          Morgan Stanley-Dean Witter        Global Equity Portfolio Class B                                                  396

          PIMCO                             Total Return Fund                                                              1,147
                                            Capital Appreciation Fund                                                        984
                                            Mid Cap Growth Fund                                                            1,864
                                            High Yield Fund                                                                  420

 *        Participant Loans                 Interest rates ranging from 6% to 10 1/2%                                      4,413
                                                                                                                        --------
                                                                                                                        $273,968
                                                                                                                        ========

----------

* Party-in-interest

                               LORAL SAVINGS PLAN

                       SCHEDULE OF NON-EXEMPT TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 2000
                                 (IN THOUSANDS)




 IDENTITY OF PARTY INVOLVED      RELATIONSHIP         DESCRIPTION       AMOUNT
 --------------------------      ------------         -----------       ------
           LORAL                 PLAN SPONSOR      DELAYED DEPOSITS *    $11








* Due to an administrative oversight, employee contributions for some participants of one subsidiary were not fully deposited with the Plan Trustee, from January 2000 to May 2000. By August 2000, the contributions were fully deposited and participants were credited with the maximum amount of interest available under the Plan. The Plan Sponsor is completing the necessary filings with the Department of Labor and the Internal Revenue Service.